Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

November 25, 2015

Exhibit 99.1

Cleveland.com Article

Diebold CEO Andy Mattes calls the Wincor Nixdorf merger a perfect match that secures Diebold’s future

Diebold President and CEO Andy Mattes talks about his goals in this 2013 file photo. Mattes said he proposed the merger with German IT rival WIncor Nixdorf this summer, saying they have the same core values and complement each other like a jigsaw puzzle. He said the merger not only catapults Diebold into the Fortune 500, it extends the runway for the company’s long-term growth. (Phil Masturzo, Akron Beacon Journal)

By Janet H. Cho, The Plain Dealer [Link to: http://connect.cleveland.com/staff/jcho/posts.html]

Email the author [Link to: http://connect.cleveland.com/staff/jcho/posts.html] | Follow on Twitter [Link to: https://twitter.com/janetcho]

on November 25, 2015 at 7:00 AM, updated November 25, 2015 at 10:48 AM

WOODMERE, Ohio — Diebold Inc. [Link to: http://www.diebold.com/] President and Chief Executive Andy W. Mattes [Link to: https://about.me/andymattes] said the prospect of merging with German IT rival and ATM giant Wincor Nixdorf AG [Link to: http://www.wincor-nixdorf.com/internet/site_EN/EN/WincorNixdorf/Company/aboutwincornixdorf_node.html] was too irresistible to pass up.

A day after announcing what could be the largest transaction in Diebold’s 156-year history, Mattes compared Wincor Nixdorf to finding the complementary half of a jigsaw puzzle, and said the two organizations fit extraordinarily well together.

“We’re strong in the [North and South American] markets where they’re weak, and we’re weak in the [European] markets where they’re strong,” he told journalists at a Woodmere restaurant Tuesday. He said the deal provides a long-term strategy for the company well into the future.

With Wincor Nixdorf, “we’re adding $2.5 billion in revenues, 9,000 employees, and we’re getting very strong leg in Europe that we’ve never had,” he said. “The reason I’m so excited is that this clearly maps out the future for Diebold and Diebold Nixdorf.”

Diebold is also leaping from about 750 on the Fortune 1000 list into the Fortune 500, and will become the eighth Fortune 500 headquarters in Northeast Ohio. [Link to: http://www.cleveland.com/business/index.ssf/2015/06/7_northeast_ohio_companies_made_this_years_fortune_500_photos.html] “That’s huge,” he said.

Together, the combined Diebold Nixdorf aspires to be a “service-led, software-enabled company” in a rapidly changing industry, with clients in 90 to 100 countries and combined revenues of at least $5.2 billion, Mattes said.

Its leaders see the potential to grow, within a total addressable market of about $60 billion, from branch automation, omnichannel and mobile payments, and retail point-of-sale and back-end automation. “We’re doubling down on the financial services market and the retail services market.”

What cashiers do with their cash drawers in a store, tallying their money at the beginning and end of their shifts to figure out the difference, is a hands-on version of what banks do with the cash in their ATMs, he said.

As global players in the same industry, Diebold has both competed against and collaborated with Wincor Nixdorf. The German company was the biggest customer of Diebold’s Cryptera encrypted PIN pads for ATMs and other self-checkout devices, [Link to: http://www.cleveland.com/metro/index.ssf/2014/06/diebold_buying_cryptera_a_danish_maker_of_pin_pads_for_atms_and_other_self-checkout_devices.html] the Danish technology company Diebold acquired last year.

And the two companies also created an ATM security association [Link to: http://news.diebold.com/press-releases/diebold-and-wincor-nixdorf-set-up-industry-association-to-combat-atm-crime.htm] to pool their resources to fight ATM crime.

That sparked their initial interest in exploring a long-term relationship. They took months crafting their “business combination agreement,” a blueprint of how they want to run the company after the deal is consummated, which they filed with regulatory authorities this week.

“I popped the question, if you want to know,” Mattes said, smiling. “Both companies had a fundamental belief to do right by their customers,” so he decided they could be a better team together. “We had a perfect alignment of the stars,” with both companies in the midst of restructuring, and interest rates at a historic low, he said.

Citing Thomas Edison’s quote that genius is 1 percent inspiration and 99 percent perspiration, Mattes said: “Mergers aren’t any different; 99 percent of the work is ahead of us, and that’s perfectly OK.

“We have a very clear vision of where we want to take the company. We’re not going to run two companies; we’re going to run one combined company,” he said.

“That’s why we’re calling it a ‘combination,’” instead of an acquisition. “So all 25,000 people can actually feel really good about it.”

Although it’s still unclear what long-term impact that will have on Diebold’s headquarters and operations in Green and North Canton, Ohio, the merger is expected to save about $160 million in costs, which will improve profitability and please shareholders of both firms.

Mattes said he wanted to keep the Nixdorf part of the name, because company founder Heinz Nixdorf, a post-war technology innovator in Germany, has great brand recognition in Germany and Central Europe. So with Diebold founder Carl Diebold, a German immigrant who trained as a locksmith, and Heinz Nixdorf, “we’ll carry the names of both our founders,” Mattes said.

Mattes, who joined Diebold in June 2013, said the merger will be transformational for the industry and “extends the runway” for Diebold for years to come. Having just relocated his family to Ohio, he said: “We’re an Ohio-based company, and the new combined company will be Ohio-registered,” with its headquarters in Ohio, and “a second very, very important office in Paderborn, Germany.”

Regardless of what side’s T-shirt workers wore before, once they combine, “it’s all about the best person for the job. It’s going to be a very exciting work environment,” Mattes said. “I want the smartest people on Planet Earth to work for Diebold Nixdorf going forward.”

Mattes said he was involved in the post-merger integration of a telephone company out of IBM, and played a major role in the integration of Electronic Data Systems into Hewlett-Packard.

“This is not my first rodeo,” Mattes said. “This is good for us, and it’s good for Ohio.”

About Wincor Nixdorf:

Founded: in 1952 by computer pioneer Heinz Nixdorf. By the mid-1980s, his company was the fourth-largest computer group in Europe.

Headquarters: Paderborn, Germany.

CEO: Chief Executive Eckard Heidloff, who will become president of Diebold Nixdorf.

Employees: 9,000 in 42 countries, more than half of whom are based outside Germany.

Revenues: 2.42 billion Euros in 2014/2015 [Link to: http://www.wincor-nixdorf.com/internet/cae/servlet/contentblob/1315276/publicationFile/87465/PreliminaryFigures1415_pdf.pdf] ($2.59 billion U.S. dollars)

Website: Wincor-Nixdorf.com [Link to: http://www.wincor-nixdorf.com/internet/site_EN/EN/Home/homepage_node.html]

About Diebold Inc.:

Founded: 1859. Carl Diebold, a German immigrant trained as a locksmith, [Link to: http://www.cleveland.com/business/plaindealer/index.ssf?/base/business-12/124064832388370.xml&coll=2] buys the majority share of a safe-building company he renames Diebold, Baumann and Co.

After 878 Diebold safes - and their contents - survive the Great Chicago Fire of 1871, orders pour in from around the nation.

Headquarters: Green, Ohio.

CEO: President and CEO Andy W. Mattes [Link to: http://www.cleveland.com/business/index.ssf/2013/06/new_diebold_ceo_andy_w_mattes.html]

Employees: 16,000 worldwide, including about 1,700 in Northeast Ohio.

Revenues: $3.05 billion in 2014.

Website: Diebold.com [Link to: http://www.diebold.com/]

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1: Diebold files S-4 for #diebold #WincorNixdorf combo. Details: dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669271972614918146]

Tweet 2: #Diebold & #Wincor: complementary offerings, geographic presence & customers dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669500839820595201]

Tweet 3: Combined #Diebold & #Wincor will deliver more services & innovation. dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669515939524644864]

Tweet 4: A perfect match. Perspective via @clevelanddotcom dbdinc.co/1LzuZqK. dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669530205212581888]

Tweet 5: #Diebold & #Wincor to have scale & strength to help our customers transform dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669560955341180928]

Tweet 6: Well positioned in managed services & branch automation: #Diebold & #Wincor dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 7: #Diebold & #Wincor combo: stronger in branch automation, omnichannel & mobile dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 8: #Diebold & #Wincor to deliver enhanced services portfolio & leadership dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 9: Learn more about this week’s #Diebold #Wincor Nixdorf news: dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 10: Global innovators in #banking & #retail #Diebold & #Wincor to combine: dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 11: Complementary offerings, geographic presence & customers: #Diebold & #Wincor: dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Tweet 12: Learn more about the #Diebold & #WincorNixdorf business combination: dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Diebold – Social Media Communications, LinkedIn

The following communications were or will be made available by posts on LinkedIn:

Post 1: The collective capabilities and established global market presence of Diebold and Wincor Nixdorf will offer a broader range of services and solutions across our global customer base. Growth in both the software and services segments is expected to be accelerated by the combined, expanded installed base of nearly one million automated teller machines (ATMs) worldwide. The combined company’s strong service presence will also benefit Wincor Nixdorf’s retail business. http://dbdinc.co/1HhohL6 important information http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 2: The combined capabilities and established global market presence of Diebold and Wincor Nixdorf will offer our customers enhanced services leadership and Omnichannel software innovation across our highly complementary geographic presence. http://dbdinc.co/1HhohL6 important information http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.